Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, May 3, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 30, 2018 to May 2, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
30.04.2018	73,308	51.8367	3,800,045	XPAR
30.04.2018	7,000	51.7729	362,410	CHIX
30.04.2018	4,000	51.7661	207,064	TRQX
30.04.2018	4,323	51.7659	223,784	BATE
02.05.2018	158,433	51.9986	8,238,294	XPAR
02.05.2018	15,000	51.9455	779,183	CHIX
02.05.2018	8,500	51.941	441,499	TRQX
02.05.2018	8,500	51.9525	441,596	BATE

Total	279,064	51.9375	14,493,875

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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